UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-105487

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Avenida Huergo 723 Ground Floor (C1107AOH) Buenos Aires Argentina Tel. No.: +54 11 4332 2066
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.850% Senior Notes due August 2011
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	□	Rule 12h-6(d)	□
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☒	Rule 12h-6(i)	□
(for debt securities)		(for prior Form 15 filers)

In this Form 15F, the term “TASA” refers to Telefónica de Argentina S.A., alone or together with its subsidiary undertakings, as the context requires.

In this Form 15F, the term “Notes” refers to TASA’s 8.850% Senior Notes due August 1, 2011 (CUSIP No. 879378AK3).

In this Form 15F, the term “Commission” refers to the United States Securities and Exchange Commission.

Part I

Item 1.  Exchange Act Reporting History

A.            TASA first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on February 2, 1994, when its registration statement on Form F-1 in respect of its Class B Ordinary Shares, nominal value Ps. 0.10 per share (the “Class B Shares”), became effective. TASA's American Depositary Shares (“ADSs”), representing its Class B Shares, were first listed on the New York Stock Exchange (“NYSE”) on March 8, 1994.

On January 25, 2010, TASA’s parent company, Telefónica, S.A. (“Telefónica”) acquired 100% of TASA’s capital stock, including all Class B Shares, in accordance with Section 13(e) of the Exchange Act (the “Transaction”).  The Transaction resulted in the cancellation, by operation of law, of all Class B Shares, including the Class B Shares represented by ADSs, not then held by Telefónica in exchange for cash consideration approved by the requisite Argentine authorities and the issuance, by operation of law, of new TASA shares to Telefónica.  As a result, since January 25, 2010, Telefónica has been the sole beneficial holder of 100% of TASA’s capital stock, including 100% of the Class B Shares.  TASA’s Class B Shares and ADSs were delisted from the Argentine Stock Exchange and the NYSE, respectively, on January 25, 2010, and TASA terminated its ADS program shortly thereafter.  TASA terminated the registration of the Class B Shares under Section 12(g) of the Exchange Act on the date hereof.

B.           TASA has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form.  TASA has filed annual reports under section 13(a) on Form 20-F for each year since the listing of its ADSs.

Item 2.  Recent United States Market Activity

TASA last issued securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on August 7, 2003, when it completed an offer to exchange certain of TASA’s and its holding company’s then-existing debt securities for new debt securities issued by TASA, including the Notes, plus a cash payment.

TASA does not have any securities registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3.  Foreign Listing and Primary Trading Market

Not applicable.

Item 4.  Comparative Trading Volume Data

Not applicable.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Since November 8, 2010, the Notes are TASA’s only securities outstanding in the U.S. market and TASA does not have Exchange Act reporting obligations in respect of any other class of securities.  As of October 28, 2010, the Notes were held of record by 129 United States residents.

The number of record holders of the Notes in the United States was determined on the basis of the records of the Depository Trust Company as of October 28, 2010 and inquiries made on TASA’s behalf by D.F. King & Co., Inc.

Item 7.  Notice Requirement

A.           TASA published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on November 8, 2010.

B.           TASA disseminated such notice in the United States through a press release sent to PR Newswire on November 8, 2010 and posted such notice on its website at http://www.telefonica.com.ar/inversor/.  TASA submitted a copy of the notice to the Commission under cover of a Form 6-K on November 8, 2010.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

Not applicable.

Part III

Item 10.  Exhibits

None.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.
The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, TASA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, TASA certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Telefónica de Argentina S.A.

By:	/s/ Pablo Luis Llauró
	Name:	Pablo Luis Llauró
	Title:	Assistant General Counsel

Date:           November 18, 2010.